HypoVereinsbank



05005105

SUPPL

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Bayerische Hypotheken und Wechsel Bank

Munich, December 23rd, 2004



SEC MAIL
RECEIVED
PROCESSING
JAN 10 2005
WASH. D.C.
179
SECTION

Re: ~~Bayerische Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated 29. November, 2004 commenting on HVB enlarging its Group Management Board

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Richard Speich
Title: IR Manager

Enclosure

Dlw 1/12

HVB enlarges its Group Management Board

- **Christine Licci and Johann Berger appointed**
- **Gerhard Randa will be proposed for the Supervisory Board**
- **Michael Mendel assumes new responsibility**

In today's meeting, the Supervisory Board of HypoVereinsbank has appointed Christine Licci and Johann Berger to serve as Management Board Members. Christine Licci will assume responsibility for the Private Customers Business Unit within the Germany Business Segment effective January 17, 2005. Johann Berger will be in charge of the Corporate Customers and Real Estate Business Units effective April 1, 2005. Licci and Berger will jointly head the Germany Business Segment in its existing structure. "We are pleased to have won Christine Licci and Johann Berger – two bankers who have made their mark and enjoy an excellent reputation in the financial industry," comments Board Spokesman Dieter Rampl on the appointments.

Gerhard Randa declares: "The implementation of the group's efficiency-boosting initiative announced on November 4, 2004 with its long-term horizon requires a commitment that goes far beyond the duration of my contract." Against this background, the Supervisory Board and Gerhard Randa have agreed to release him from his duties as Chief Operating Officer (COO) and Management Board Member with responsibility for the Austria & CEE Business Segment effective May 12, 2005, when the annual shareholders meeting of HypoVereinsbank takes place.

The Supervisory Board has given great thanks and respect to Gerhard Randa for his excellent and exceedingly successful work. Randa will be proposed for election to the Supervisory Board at HypoVereinsbank's Annual General Meeting scheduled for May 12, 2005. Board Spokesman Dieter Rampl emphasizes: "Gerhard Randa has gained great credit in the merger of Bank Austria Creditanstalt and HypoVereinsbank and in the expansion of our exposure in Eastern Europe. He has also set standards in his position of Chief Operating Officer. We are very grateful for his contributions." Effective May 12, 2005, the Austria & CEE Business Segment will be taken over by Michael Mendel, who already served as Chief Risk Officer on the Management

Board of Bank Austria Creditanstalt from 2001 to 2003. During this period, Mendel was in charge of risk management and helped shape the integration of Bank Austria Creditanstalt and HypoVereinsbank. In the Germany Business Segment, which Mendel has headed since then, he designed the structure bringing together the Private Customers, Corporate Customers and Real Estate Business Units. In addition, he recently launched the successful customer and sales initiative "MOVE".
Board Spokesman Dieter Rampl: "Michael Mendel has created a viable structure in the Germany Business Segment, which is an excellent foundation on which his two successors will be able to build. Overall, we will advance our group significantly through these changes in the Management Board. This team will enable us to further intensify our efforts to enhance HVB Group's positioning as one of the leading banks in the heart of Europe."
The decision about the COO position will be taken by HypoVereinsbank at a future date.

Christine Licci (40) started out her professional career in 1990 at Dresdner Bank in Milan after studying business administration and European business law. In 1992, she moved to UBS in Frankfurt. In 1996, Licci joined Citibank. In 1999, she was appointed to the Management Board of Citibank AG in Frankfurt. In 2001, she was assigned the position of Chief Executive Officer of Citibank Privatkunden AG, Düsseldorf, which she held until May 2004.

Johann Berger (44) completed his training as a bank officer at Bayerische Vereinsbank, a predecessor of HypoVereinsbank. After holding various positions in the corporate customer business, in risk management and in the workout unit, Berger assumed the position of joint head of HypoVereinsbank's real estate business in New York in 2001. Since 2003, the real estate specialist has been a Member of the Management Board of Hypo Real Estate Holding AG and Board Spokesman of Hypo Real Estate Bank AG.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE 29. NOVEMBER 2004

HVB erweitert Konzernvorstand

- **Christine Licci und Johann Berger berufen**
- **Gerhard Randa wird für den Aufsichtsrat vorgeschlagen**
- **Michael Mendel übernimmt neue Aufgabe**

Der Aufsichtsrat der HypoVereinsbank hat in seiner heutigen Sitzung Christine Licci und Johann Berger zu Vorstandsmitgliedern bestellt. Christine Licci übernimmt zum 17. Januar 2005 im Geschäftsfeld Deutschland das Ressort Privatkunden. Johann Berger verantwortet mit Wirkung vom 1. April 2005 die Ressorts Firmenkunden und Immobilien. Licci und Berger verantworten das Geschäftsfeld Deutschland in der bestehenden Struktur gemeinsam. "Wir freuen uns, mit Christine Licci und Johann Berger zwei profilierte Banker gewonnen zu haben, die in der Finanzbranche einen exzellenten Ruf genießen", wertet Vorstandssprecher Dieter Rampl die Berufung.

Gerhard Randa erklärt: "Die Umsetzung des am 4. November 2004 angekündigten, langfristig angelegten Konzernprogramms zur Steigerung der Effizienz erfordert ein Engagement, das deutlich über meine Vertragslaufzeit hinausreicht."
Vor diesem Hintergrund sind der Aufsichtsrat und Gerhard Randa übereingekommen, ihn mit Ablauf der Hauptversammlung 2005 der HypoVereinsbank AG von seinen Aufgaben als Chief Operating Officer (COO) und als Vorstand für das Geschäftsfeld Österreich und CEE zu entbinden.
Der Aufsichtsrat hat Gerhard Randa für seine hervorragende und außerordentlich erfolgreiche Arbeit seinen großen Dank und Respekt ausgesprochen. Randa soll für die Hauptversammlung der HypoVereinsbank am 12. Mai 2005 zur Wahl in den Aufsichtsrat vorgeschlagen werden.
Vorstandssprecher Dieter Rampl betont: "Gerhard Randa hat sich große Verdienste beim Zusammenschluss von Bank Austria Creditanstalt und HypoVereinsbank sowie beim Ausbau unseres Engagements in Osteuropa erworben. Auch als Chief Operating Officer hat er Maßstäbe gesetzt. Dafür sind wir ihm sehr dankbar."

Das Geschäftsfeld Österreich und CEE übernimmt mit Wirkung vom 12. Mai 2005 Michael Mendel, der bereits von 2001 bis 2003 als Chief Risk Officer im Vorstand der Bank Austria Creditanstalt war. In dieser Zeit hat Mendel dort das Risikomanagement geleitet und den Zusammenschluss der Bank Austria Creditanstalt mit der HypoVereinsbank mit gestaltet. Im Geschäftsfeld Deutschland, das Mendel seither verantwortete, entwickelte er die Struktur, innerhalb derer die Ressorts Privat- und Firmenkunden sowie Immobilien zusammengeführt sind. Zudem startete er jüngst die erfolgreiche Kunden- und Vertriebsinitiative "MOVE".
Vorstandssprecher Dieter Rampl: "Michael Mendel hat im Geschäftsfeld Deutschland eine tragfähige Struktur geschaffen, auf der seine beiden Nachfolger hervorragend aufbauen können. Insgesamt bringen wir mit diesen Veränderungen im Vorstand unseren Konzern deutlich weiter nach vorn. Wir werden in dieser Aufstellung unsere Anstrengungen, die Position der HVB Group als eine der führenden Banken im Herzen Europas weiter voranzutreiben, noch erhöhen."
Über die Funktion eines COO wird die HypoVereinsbank noch entscheiden.

Christine Licci (40) begann ihre berufliche Laufbahn 1990 - nach dem Studium der Betriebswirtschaftslehre und des Europäischen Wirtschaftsrechts - bei der Dresdner Bank in Mailand. 1992 trat sie in die UBS in Frankfurt ein. 1996 wechselte Licci zur Citibank. 1999 wurde sie in den Vorstand der Citibank AG in Frankfurt berufen. 2001 übernahm sie den Vorstandsvorsitz der Citibank Privatkunden AG, Düsseldorf, den sie bis Mai 2004 innehatte.

Johann Berger (44) hat in der Bayerischen Vereinsbank, einem Vorgängerinstitut der HypoVereinsbank, eine Ausbildung zum Bankkaufmann absolviert. Nach verschiedenen Stationen im Firmenkundengeschäft, im Risikomanagement und in der Sanierung hat Berger 2001 die Mit-Leitung des Immobiliengeschäfts der HypoVereinsbank in New York übernommen. Seit 2003 ist der Immobilienexperte Vorstandsmitglied der Hypo Real Estate Holding AG und Sprecher des Vorstandes der Hypo Real Estate Bank AG.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Jens.Brueckner@hvb.de ☎ +49-89-378 21935
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Natascha.Ropeter@hvb.de ☎ +49-89-378 26024
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir